UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050) and Form F-1 (File No. 333-276505), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Resolutions passed at the Annual General Meeting

On April 16, 2024, Evaxion Biotech A/S (the “Company”) held its Annual General Meeting and 14,362,031 ordinary shares of the Company representing in total 27,5 % of the ordinary shares outstanding as of the date of the Annual General Meeting, were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of the chairman of the meeting

Attorney-at-law Lars Lüthjohan was elected as chairman of the meeting.

Agenda Item 2: The board of directors' report on activities of the Company in the past year

The General Meeting took note of the report of the board of directors on the activities of the Company in the past year.

Agenda Item 3: Presentation of the audited annual report for adoption

The General Meeting approved the Company’s audited annual report for the financial year 2023.

Agenda Item 4: Resolution on the appropriation of the loss recorded in the adopted annual report

The General Meeting approved that the loss related to the financial year 2023 be transferred to the next financial year.

Agenda Item 5: Election of members to the board of directors

Marianne Søgaard, Lars Holtug, Niels Iversen Møller and Roberto Prego were re-elected as members of the board of directors and Lars Staal Wegner was elected as a new board member.

Agenda Item 6: Election of auditor

EY Godkendt Revisionspartnerselskab was re-elected as the Company’s auditor in accordance with the recommendation from the board of directors.

Agenda Item 7: Any motion from the board of directors and/or the shareholders

7a – proposal from the board of directors - – proposal to authorize the board of directors to issue warrants

The General Meeting adopted with the required majority the proposal to amend the articles of association by renewing and increasing the current authorization in article 2.5 of the articles of association to issue warrants to members of the company's board of directors and executive management as well as key-employees of the company or its subsidiaries and increase the share capital from a nominal value of DKK 1,000,000 to nominal value DKK 10,000,000 corre- sponding to 1,000,000 ADSs and approved that the existing authorization in article 2.5 is re- newed and amended as follows:

“The board of directors is until 15 April 2029 authorized at one or more times to issue warrants to members of the company's board of directors and executive management as well as key- employees of the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 10,000,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authori- zation shall be determined by the board of directors at market price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 15 April 2029 at one or more times to increase the company's share capital with up to nominal value of DKK 10,000,000 without pre-emptive rights for the company's shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maxi- mum nominal value of DKK 10,000,000.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares re- deemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

7b - proposal from the board of directors – proposal to authorize the board of directors to issue warrants

The General Meeting adopted with the required majority the proposal to authorize the board of directors to issue up to warrants 100,000,000 to investors, lenders, consultants and/or ad- visors that confer the right to subscribe shares for up to nominal DKK 100,000,000 correspond- ing to 10,000,000 ADSs as set out in a new article 2.11 of the articles of association with the following wording:

“The board of directors is until 15 April 2029 authorized at one or more times to issue warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 100,000,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall at the time of issuance be determined by the board of directors at market price or at a discount price. The board of directors shall de- termine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 15 April 2029 at one or more times to increase the company's share capital with up to nominal value of DKK 100,000,000 without pre-emptive rights for the company's shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maxi- mum nominal value of DKK 100,000,000. The board of directors is authorized to make the required amendments to the Articles of Association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the sim- ultaneous issuance of American Depositary Shares.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares re- deemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

7c - proposal from the board of directors - Proposal to authorize the board of directors to increase the share capital

The General Meeting adopted with the required majority the proposal to amend the articles of association by increasing the current authorization in article 3.1 of the articles of association to increase the company’s share capital without pre-emptive subscription rights for the com- pany’s shareholders and increase the share capital up to nominal value DKK 80,000,000 cor- responding to 8,000,000 ADSs and approved that the existing authorization in article 3.1 is amended as follows:

“The board of directors is until 1 May 2027 authorized at one or more times to increase the company’s share capital by up to nominal DKK 80,000,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization must be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount to the listed price of the ADSs as determined by the board of directors. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.

For shares issued pursuant to this section 3.1 the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The new shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

7d – proposal from the board of directors – proposal to authorize the board of directors to purchase shares or American Depositary Shares

The General Meeting adopted the proposal with the required majority and approved that the following authorization is adopted:

The board of directors is authorized, in accordance with the Danish Companies Act, section 198, during the period until 15 April 2029 on one or more occasions to purchase up to nominal DKK 1,000,000 shares and/or 100,000 American Depositary Shares representing such amount of shares in the Company as treasury shares /ADSs. The minimum price per share shall be DKK 1 and the maximum price per share shall not exceed the market price.

Agenda Item 8: Proposal to authorize the chairman of the meeting

The chairman of the General Meeting (with a right of substitution) was authorized on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the General Meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

Agenda Item 9: Miscellaneous

Nothing to note in the minutes.

Amendment to Articles of Association

The Company also registered an additional aggregate share capital increase of nominal DKK 1,960,000 ordinary shares with the Danish Business Authority, with effective date of April 15, 2024, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 54,110,546, in connection with the exercise of a holder of pre-funded warrants conferring the right to subscribe 1,960,000 ordinary shares at an exercise price of $1.4537 per ADS with the terms set forth in detail on appendix 7 of the Articles of Association. The remaining prefunded warrants confer the right to subscribe 629,000 ADSs at an exercise price of $1.4537 per Warrant ADS.

The Company’s Articles of Association were amended as of April 15, 2024, to reflect this capital increase and are attached hereto as Exhibit 3.1.

The Company’s Articles of Association were further amended as of April 16, 2024, to reflect the above proposals from the Company’s Annual General Meeting and are attached hereto as Exhibit 3.1.

Exhibits

Exhibit No.	Description
3.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: April 25, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup Chief Executive Officer